                                                                       EXHIBIT A

                      VOCALTEC RECEIVES NOTICE FROM NASDAQ

HERZLIA, Israel-(BUSINESS WIRE)-VocalTec Communications Ltd. (Nasdaq Capital
Market:VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that it has received a letter from The Nasdaq Stock Market, informing the company that, since it has not regained compliance with Nasdaq's Marketplace Rule
4320(e)(2)(E)(ii) relating to the minimum bid price of the company's ordinary shares by August 4, 2008, the 180th day after the date on which the Staff of The
Nasdaq Stock Market informed the company of the non-compliance by the company with such requirement, the company is not eligible for an additional 180 calendar day compliance period (since it does not meet The Nasdaq Capital Market initial inclusion criteria set forth in Marketplace Rule 4310(c)). The letter provided that, unless the company requested an appeal of this determination, trading in the company's ordinary shares would be suspended at the opening of business on August 18, 2008, and a Form 25-NSE would be filed with the US
Securities and Exchange Commission, which would remove the company's shares from listing and registration on The Nasdaq Stock Market. Earlier today, The Company requested and was granted a hearing on this determination before a Nasdaq
Listing Qualifications Panel to review the Staff determination. The hearing has been scheduled for October 2, 2008.

ABOUT VOCALTEC COMMUNICATIONS

VocalTec Communications (Nasdaq: VOCL - NEWS) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

CONTACT:
VocalTec
Gali Rosenthal, +972-9-9703805
gali@vocaltec.com

or

KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com